FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                               For April 30, 2003


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                    Form 20-F  X           Form 40-F
                              ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                           No  X
                          ---                          ---

                                INDEX TO EXHIBITS

Item
----

1. ArerCo Limited March 17, 2003 Quarterly Cash Report, Analysis of Financial Condition and Results of Operations and Particulars of AerCo's portfolio.

24. Power of Attorney for AerCo Limited.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: April 30, 2003




                                         AERCO LIMITED


                                         By:      /s/ Adrian Robinson
                                            ---------------------------------
                                            Name:    Adrian Robinson
                                            Title:   Attorney-in-Fact

                                                                        Item 1




                                  AerCo Limited
         Cash Analysis of Financial Condition and Results of Operations

           Three Month Period from December 17, 2002 to March 17, 2003

I    BACKGROUND AND GENERAL INFORMATION

The financial information contained in this report is not prepared in accordance with generally accepted accounting principles of the United States or the United Kingdom but is prepared in accordance with the Company's obligations under the Indenture. This report should be read in conjunction with the Company's most recent financial information prepared in accordance with generally accepted accounting principles of the United Kingdom, including a reconciliation of net loss, shareholders' deficit and aircraft assets to estimated amounts under generally accepted accounting principles of the United States. For this you should refer to the Company's Form 20-F which is on file at the Securities and Exchange Commission.

On July 15, 1998, AerCo Limited ("AerCo" or "the Company"), a Jersey limited liability company, issued $800 million of notes in four subclasses, subclass A-1, subclass A-2, subclass B-1 and subclass C-1 (the "1998 notes"). The Company also issued two additional subclasses of notes, the subclass D-1 notes and the subclass E-1 notes which were purchased by debis AirFinance Ireland plc, formerly AerFi Group plc ("debis AirFinance"). The Company used the proceeds from the issuance of the 1998 notes, the subclass D-1 notes and the subclass E-1 notes (i) to acquire the issued and outstanding capital stock of Aircraft Lease Portfolio Securitization 94-1 Limited, a Jersey limited liability company ("ALPS 94-1") (and thereby to indirectly acquire ALPS 94-1's portfolio of 25 aircraft and the related leases), (ii) to finance the repayment of all of ALPS 94-1's existing financial indebtedness and (iii) to finance the acquisition of 10 aircraft and the related leases from debis AirFinance and its subsidiaries ("debis AirFinance Group") through the acquisition of 100% of the capital stock of three wholly owned subsidiaries of debis AirFinance. On May 14, 1999, AerCo consummated an exchange offer under which the 1998 notes were exchanged for notes which are registered with the Securities and Exchange Commission.

On July 17, 2000, AerCo issued a further $960 million of notes in four subclasses, subclass A-3, subclass A-4, subclass B-2 and subclass C-2 (the "2000 notes"). The Company also issued two additional subclasses of notes, the subclass D-2 notes and subclass E-2 notes which were purchased by debis AirFinance. The Company used the proceeds from the issuance of the 2000 notes, the subclass D-2 notes and subclass E-2 notes (i) to refinance the subclass A-1 notes, (ii) to refinance the subclass D-1 notes and (iii) to acquire 30 additional aircraft (the "additional aircraft") with an appraised value of $724.1 million, and associated leases through the acquisition of certain aircraft owning subsidiaries, and one associated conduit leasing company, of debis AirFinance. Certain of the additional aircraft transferred to AerCo on July 17, 2000. The funds allocable to the remaining undelivered aircraft were deposited into the aircraft purchase account and were used to purchase the remaining additional aircraft as they were ready for delivery. As of January 31, 2001, all of the additional aircraft had been delivered to AerCo. On January 31, 2001 AerCo completed an exchange offer under which the 2000 notes were exchanged for notes registered with the Securities and Exchange Commission. The currently outstanding notes are collectively referred to below as the "notes".

Applying the declining value assumptions contained in the Offering Memorandum issued by AerCo on July 12, 2000 to the appraisal dated March 1, 1998 of the aircraft acquired by AerCo on July 15, 1998, adjusting for aircraft sales, and to the April 30, 2000 appraisal of the additional aircraft, the total appraised value of AerCo Group's portfolio was assumed to be $1,304.1 million at March 17, 2003. The adjusted appraised value of AerCo Group's portfolio at March 17, 2003 is $1,185.6 million.

At March 17, 2003, AerCo owned (directly and indirectly) 61 aircraft, 58 of which are on operating lease and 3 of which are currently off lease, the Company having sold one Fokker 100 aircraft in January 1999, a second Fokker 100 aircraft in July 1999 and one B757 aircraft and one B747 aircraft in April 2001. AerCo may also acquire further aircraft and any related existing leases or similar arrangements from various sellers, which may include debis AirFinance. Further aircraft may include among other things, aircraft, engines and entities with an ownership or leasehold interest in aircraft or engines. AerCo will finance acquisitions of further aircraft with external funds, including issuing further notes. Any acquisition of further aircraft will be subject to certain confirmations from the Rating Agencies and compliance with certain operating covenants of AerCo set out in the Indenture dated as of July 15, 1998, as amended on July 17, 2000, by and between AerCo and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee of the notes (the "Indenture"). As of March 17, 2003, 58 aircraft were on lease to 33 lessees in 20 countries as shown on pages 18 and 19 attached.

On October 10, 2002 and October 14, 2002, AerCo repossessed its two MD82 aircraft from Vanguard Airlines Inc. which had filed for Chapter 11 bankruptcy protection on July 31, 2002. In mid March 2003, a lease to AILL in respect of a DC8-71F aircraft expired. These three aircraft were off lease as at March 17, 2003.

The discussion and analysis which follows is based on the results of AerCo Limited and its subsidiaries as a single entity (collectively the "AerCo Group").

AerCo Group's cash receipts and disbursements are determined, in part, by the overall economic condition of the aircraft leasing market. This, in turn, is affected by factors including various regional economic conditions affecting airline operations and trading; aircraft manufacturer production levels; passenger demand; retirement and obsolescence of aircraft models; manufacturers exiting or entering the market or ceasing to produce aircraft types; re-introduction into service of aircraft previously in storage; governmental regulation; air traffic control infrastructure constraints; capital market risks and general risks of lessee default, bankruptcy and mergers.

AerCo Group's ability to compete against other lessors is determined, in part, by the composition of its fleet in terms of mix, relative age and popularity of the aircraft types. In addition, operating restrictions imposed by the Indenture, and the ability of other lessors, who may possess substantially greater financial resources, to offer leases on more favourable terms than AerCo Group, may also impact AerCo Group's ability to compete with other lessors.

For the purposes of this report, the "Three Month Period", referred to on page 15 "AerCo Cashflow Performance for the Period from December 17, 2002 to March 17, 2003 - Comparison of Actual Cash Flows versus Adjusted Base Case Cash Flows", comprises information from the monthly cash reports dated January 15, February 18 and March 17, 2003. The financial data in these reports includes cash receipts from December 11, 2002 (first day of the Collection Period for the January 2003 Report) up to March 11, 2003 (last day of the Collection Period for the March 2003 Report). Page 17 presents the cashflow information from July 17, 2000 to the March 2003 Payment Date. This report however limits its commentary to the Three Month Period.

II   COMPARISON OF ACTUAL CASH FLOWS VERSUS THE ADJUSTED
     BASE CASE FOR THE THREE MONTH PERIOD

The global economic downturn combined with the terrorist attacks of September 11, 2001 and the subsequent military action by the United States and its allies in Afghanistan and Iraq has had an adverse financial impact on the aviation industry, and in particular, on the condition of some of AerCo's lessees and their ability to perform under their leases. Since September 11, 2001, AerCo has reached agreement with a number of its lessees for rental reductions and deferrals, early return of aircraft and other temporary cashflow alleviation measures designed to aid the survival of these airlines, which has had and is expected to continue to have a negative impact on AerCo's future cash performance. There is no certainty that AerCo`s results for the current Three Month Period are indicative of its future cashflow performance and/or that the aviation industry will recover in the near term or at all from the effects of the terrorist attacks of September 11, 2001 and the bombing in Bali, the military action in Iraq, the outbreak of the Severe Acute Respiratory Syndrome
(SARS) virus and the global economic downturn. See Section IV Recent
Developments.

The July 12, 2000 Offering Memorandum (the "Offering Memorandum") issued by AerCo contained assumptions in respect of AerCo Group's future cash flows and expenses (the "2000 Base Case"). These cash flows and expenses have been adjusted for the sale of one B757-200 aircraft (MSN 28486) on April 9, 2001, which was not anticipated at the time of preparation of the 2000 Base Case (the "Adjusted Base Case"). These assumptions were developed prior to the events of September 11, 2001 and do not take into account the subsequent effects that these events and the other events described in the preceding paragraph have had on the global economy and in particular, the aviation industry, including aircraft leasing. Future performance can be expected to diverge from certain assumptions contained in the Offering Memorandum including those relating to aircraft re-lease rates, aircraft values, aircraft downtime and lessee defaults.

For the purpose of this report, "Net Cash Collections" is defined as Total Cash Collections less Total Cash Expenses, Movements in the Expense Account, Interest Payments and Swap Payments. A discussion of the Total Cash Collections, Cash Expenses, Interest Payments and Principal Payments is given below and should be read in conjunction with the analysis on page 15.

CASH COLLECTIONS

"Total Cash Collections" include Net Lease Rentals (Contracted Lease Rentals less Net Stress-Related Costs), Movement in Current Arrears Balance, Interest Earned, Aircraft Sales and Net Maintenance. In the Three Month Period, AerCo generated approximately $32.5 million in Total Cash Collections, $11.0 million less than the Adjusted Base Case amount of $43.5 million. This difference is due to a combination of the factors set out below (the numbers in brackets refer to the line item number shown on page 15).

[2]  Renegotiated Leases

Renegotiated Leases refers to the loss in rental revenue caused by a lessee negotiating a reduction in the lease rental. Typically, this can be a permanent reduction over the remaining lease term in exchange for other contractual concessions. In the Three Month Period, an amount of $2.3 million in loss of revenue was attributed to Renegotiated Leases, most of which related to leases which were renegotiated post September 11, 2001.

[3]  Rental Resets Including Interest Rate
     Adjustments for Floating Rate Leases

Rental Resets is a measure of the loss in rental revenue when new lease rates are lower than those assumed in the Adjusted Base Case, including lease rate adjustments for changes in interest rates on floating rate leases and lease rates achieved where revenues are dependant on aircraft usage. At March 17, 2003, AerCo had 46 fixed rate leases, 3 power by the hour leases and 9 floating rate leases. The revenue loss attributable to Rental Resets during the Three Month Period was $7.85 million, reflecting the poor market conditions currently being experienced in addition to the low interest rate environment.

[4]  Aircraft Sales

Aircraft Sales is a measure of the loss in rental revenue as a result of aircraft sales. In the Three Month Period, no revenue was lost due to aircraft sales.

[5]  Contracted Lease Rentals

Contracted Lease Rentals represents the current contracted lease rental rollout which equates to the 2000 Adjusted Base Case Lease Rentals less adjustments for Renegotiated Leases, Rental Resets and Aircraft Sales. For the Three Month Period, Contracted Lease Rentals were $35.0 million compared to $37.5 million for the previous three month period.

[6]  Movement in Current Arrears Balance

Current Arrears are the total contracted lease rentals outstanding from current lessees at a given date and excludes any amounts classified as Bad Debts. The Current Arrears Balance at the start of the Three Month Period was $4.3 million versus $6.6 million at the end of the Three Month Period, giving a negative movement of $2.3 million.

Analysis of Current Arrears Balances


                                                    % of        Current       Current       Movement
                                                 Appraised      Arrears       Arrears       in Current
        Country                 Aircraft Type      Value*       16/12/02      17/3/03        Arrears
        --------                --------------   ---------      --------      -------       ----------

                                                                  $M            $M              $M
1       Italy**............       B737-400          3.6            -            0.2             0.2
2       Italy**............       A320-200          1.7           0.6           0.8             0.2
3       Spain..............       MD83              3.1           0.7           0.7              -
4       US.................       MD82              2.4           1.1           1.1              -
5       Brazil.............       F100              3.4           1.0           1.5             0.5
6       Brazil.............       B737-500          1.5           0.4           0.5             0.1
7       Brazil**...........       B737-300          1.5           0.6           1.0             0.4
9       Columbia...........       B757-200          2.6            -            0.5             0.5
10      Other+.............       Various           4.8          (0.1)          0.3             0.4
                                                                 -----          ---             ---
        Total....................                                 4.3           6.6             2.3
                                                                 -----          ---             ---


*    Appraised Value as of February 19, 2003
** Restructuring Agreements have been signed with these lessees. See Section III Other Financial Data
+ This comprises a number of lessees none of which had significant outstanding balances.

As at March 17, 2003, an amount of $6.6 million was owed to AerCo Group, against which security deposits of $3.4 million were held.

As at December 16, 2002, an amount of $4.3 million was owed to AerCo Group, against which security deposits of $5.1 million were held.


[7]  Net Stress-Related Costs

Net Stress-Related Costs is a combination of all the factors that can cause actual lease rentals received to differ from the Contracted Lease Rentals. The Adjusted Base Case assumed Net Stress-Related Costs equal to 6% of the Adjusted Base Case Lease Rentals. For the Three Month Period, Net Stress-Related Costs led to a cash outflow of $1.1 million compared to $2.6 million outflow assumed in the Adjusted Base Case. This variance of $1.5 million is due to the six factors described in items [8] to [13] below.

[8] & [9] Bad Debts and Security Deposits Drawn Down

Bad Debts are arrears owed by lessees who have defaulted and which are deemed irrecoverable. These arrears are partially offset by the utilisation of security deposits held and amounts subsequently recovered from the defaulted lessee. There were no bad debt write-offs or security deposit draw downs in the Three Month Period.

[10] Deferred Arrears Balance

Deferred Arrears Balance refers to current arrears that have been capitalized and restructured into a deferred balance. In the Three Month Period, AerCo received payments totalling $0.3 million from three lessees in accordance with a payment schedule agreed with those lessees. The total rescheduled receivable amounted to $1.3 million at the end of the Three Month Period in respect of three lessees. See Section III Other Financial Data for further information on the restructuring agreements.

[11] Aircraft on Ground ("AOG")

AOG is defined as the Adjusted Base Case lease rental lost when an aircraft is off-lease and non-revenue earning. During the Three Month Period there were three aircraft off lease, the two MD82 aircraft repossessed in October 2002 and one DC8 aircraft, which gave rise to lost revenue of $1.4 million. The DC8 lease expired in March 2003 .

[12] Other Leasing Income

Other Leasing Income consists of miscellaneous income received in connection with a lease other than contracted rentals, maintenance receipts and security deposits, such as early termination payments or default interest. There were no cashflows from Other Leasing Income during the Three Month Period.

[13] Repossession Costs

Repossession Costs cover legal and aircraft technical costs incurred in repossessing aircraft. In the Three Month Period, there were no Repossession Costs incurred.

[15] Net Lease Rentals

Net Lease Rentals is Contracted Lease Rentals less any movement in Current Arrears Balance and Net Stress-Related Costs. In the Three Month Period, Net Lease Rentals amounted to $31.6 million, $11.0 million lower than assumed in the Adjusted Base Case. The variance was attributable to the combined effect of the factors outlined in items [2] to [4] and in items [6] to [13] above.

[16] Interest Earned

Interest earned relates to interest received on cash balances held in the Collection and Expense Accounts. Cash held in the Collection Account consists of the cash liquidity reserve amount of $65 million plus the security deposit amount, in addition to the intra-month cash balances for all the rentals and maintenance payments collected prior to each monthly payment date. The Expense Account contains cash set aside to pay for expenses which are expected to be payable over the next month. In the Three Month Period, interest earned amounted to $0.3 million, $0.5 million less than assumed in the Adjusted Base Case, due primarily to the lower LIBOR rates currently being experienced.

[17] Aircraft Sales

There were no aircraft sales during the Three Month Period.

[18] Net Maintenance

Net Maintenance refers to maintenance reserve revenue received less any maintenance reimbursements paid to lessees. In the Three Month Period, actual maintenance reserve revenue received amounted to $3.7 million and maintenance expenditure amounted to $3.1 million, generating a positive net maintenance revenue of $0.6 million. The Adjusted Base Case assumes that, over time, maintenance revenue will equal maintenance expenditure. However, it is unlikely that in any particular Three Month Period, maintenance revenue will exactly equal maintenance expenses.

Cash Expenses

"Total Cash Expenses" include Aircraft Operating Expenses and Selling, General and Administrative ("SG&A") Expenses. In the Three Month Period, Total Cash Expenses were $2.1 million, which is $0.8 million less than the assumed amount of $2.9 million.

[21] Re-leasing and other overhead costs

Re-leasing and other overhead costs consist of miscellaneous re-delivery and leasing costs associated with re-leasing events. In the Three Month Period, these costs amounted to $0.8 million, compared with $1.1 million per the Adjusted Base Case which assumed costs to be 2% of Adjusted Base Case Lease Rentals.

[23] Aircraft Servicer Fees

Aircraft Servicer Fees are defined as amounts paid to the Aircraft Servicer. In the Three Month Period, the total Aircraft Servicer Fees paid were $0.8 million, which is equal to $0.8 million assumed in the Adjusted Base Case.

Aircraft Servicer Fees consist of:

                                                          $m
                                                         ---
      Retainer Fee                                       0.4
      Rent Collected Fee                                 0.4
                                                         ---
      Total Aircraft Servicer Fees                       0.8
                                                         ===

The Retainer Fee is a fixed amount per month per aircraft and changes only as aircraft are acquired or sold.

[25] Other Servicer Fees

Other Servicer Fees relate to fees and expenses paid to other service providers including the Administrative Agent, the Cash Manager, financial advisors, legal advisors, accountants and to the directors. In the Three Month Period, Other Servicer Fees amounted to $0.5 million, $0.5 million lower than the assumed fees of $1.0 million in the Adjusted Base Case.

[31] Interest Payments and [32] Swap Payments

In the Three Month Period, interest payments to Noteholders amounted to $8.6 million. This is $16.6 million less than the Adjusted Base Case, which assumed Interest Payments for the Three Month Period to be $25.1 million. No interest was paid to the Class E noteholder. The Adjusted Base Case included a $3.4 million payment of E Note Interest for the Three Month Period. The lower interest payments reflect lower actual interest rates than those assumed in the Adjusted Base Case. In the Three Month Period, swap payments amounted to $11.0 million, $11.3 million greater than the assumed swap receipt of $0.3 million. This also reflects the lower than assumed interest rate environment.

[33] Principal Payments

In the Three Month Period, total principal payments to Noteholders amounted to $12.4 million, $3.3 million less than assumed in the Adjusted Base Case. At March 17, 2003, total outstanding principal balances of $1,191.5 million were $7.6 million greater than that assumed in the Adjusted Base Case of $1,183.9 million.

III  OTHER FINANCIAL DATA

Weakly capitalized airlines are more likely than well capitalized airlines to seek operating leases. Therefore, some of the lessees are in a relatively weak financial position and several of them have faced and continue to face severe economic difficulties. Following the events of September 11, 2001, the economic difficulties faced by many of the lessees have been greatly exacerbated.

AerCo has responded and continues to respond to the needs of lessees in financial difficulty, where appropriate, by restructuring the applicable leases or agreeing to rent deferrals. The restructurings typically involve the rescheduling of rental payments for a specified period. In addition, certain restructurings may involve the voluntary early termination of a lease, the replacement of aircraft with less expensive aircraft and the arrangement of sub-leases from the lessee to another aircraft operator. In certain cases, it may be necessary to repossess aircraft from defaulting lessees and re-lease the aircraft to other lessees. The early termination of leases may lead AerCo to incur swap breakage costs under its agreements with swap providers which could be substantial.

As of March 17, 2003, amounts outstanding for more than 30 days for rental payments due under the leases equalled $4.6 million. These leases were in respect of aircraft representing 16.2% of the portfolio by appraised value at February 19, 2003. The outstanding amounts are net of agreed deferrals or other restructuring and default interest.

As of March 17, 2003, a European lessee representing 3.6% of the portfolio by appraised value at February 19, 2003 owed $0.2 million, none of which was outstanding for more than 30 days. The Servicer is in negotiations with the lessee regarding the settlement of this overdue amount.

As of March 17, 2003, a European lessee representing 1.7% of the portfolio by appraised value at February 19, 2003 owed $0.8 million, $0.2 million of which was outstanding for more than 30 days. The Servicer is in negotiations with the lessee regarding the settlement of this overdue amount. The Servicer has recently concluded a new restructuring and lease extension agreement with the lessee which includes a deferral of its current receivables in the amount of $1.0 million repayable with interest over an 18 month period. To date, the lessee has repaid all deferred amounts in accordance with the schedule of terms.

As of March 17, 2003, a European lessee representing 3.1% of the portfolio by appraised value at February 19, 2003 owed $0.7 million, all of which was outstanding for more than 30 days. The Servicer is in negotiations with the lessee regarding the settlement of this overdue amount. These outstanding amounts have been paid as of April 30, 2003.

As of March 17, 2003 a North American lessee representing 2.4% of the portfolio by appraised value at February 19, 2003, owed $1.1 million, all of which was outstanding for more than 30 days. The Servicer repossessed the two aircraft on lease to this lessee in early October 2002 (See Section IV - Recent Developments below) and is currently investigating any possible recovery of this receivable amount. The Servicer does not expect that it will recover the full amount of the arrears.

One of our North American lessees, representing 10% of our portfolio by appraised value at February 19, 2003 filed for bankruptcy protection on April 1, 2003. The Servicer is in communication with the lessee to protect AerCo assets and to maximise future cashflow from these assets. At March 17, 2003, this lessee has no outstanding amounts due to AerCo.

Following two non-fatal emergency landings involving F-100 aircraft, on August 30, 2002, a Latin American lessee representing 3.4% of the portfolio by appraised value at February 19, 2003, informed all its lessors of F-100 aircraft of its intention to return early at least twenty of its leased F-100 aircraft. The Lessee has now informed its lessors of F-100 aircraft of its intentions to retire its entire F-100 fleet during the current calendar year, including all of AerCo's five F-100 aircraft currently on lease to it. At March 17, 2003 the lessee owed $1.5 million, $1.2 million of which was outstanding for more than 30 days. The Servicer is currently in discussions with the lessee for the payment of its overdue amount during 2003 and its stated intention to retire its entire F-100 fleet. There can be no assurance that the lessee will pay this outstanding amount.

As of March 17, 2003, a Latin American lessee representing 1.5% of the portfolio by appraised value at February 19, 2003 owed $0.5 million, $0.4 million of which was outstanding for more than 30 days. This lessee has filed for Chapter 11 bankruptcy protection in the US. The Servicer is in negotiations with the lessee regarding recovery of this outstanding amount. The receivable outstanding at March 17, 2003 is expected to be cleared by offset against a maintenance claim submitted by this lessee.

At March 17, 2003 a Latin American lessee representing 1.5% of the portfolio by appraised value at February 19, 2003 owed $1.0 million, $0.9 million of which was outstanding for more than 30 days. The Servicer is in negotiations with the lessee regarding settlement of this amount. In addition an amount of $0.5 million is outstanding as part of its deferred receivable.

As of March 17, 2003, a Latin American lessee representing 2.55% of the portfolio by appraised value at February 19, 2003 owed $0.5 million, $0.1 million of which was outstanding for more than 30 days. The Servicer is in negotiations with the lessee regarding settlement of this amount.

Certain lessees have experienced periodic difficulties in meeting their maintenance obligations under the leases. Such difficulties may be caused by a variety of factors including the failure of the lessee to have in place an adequate maintenance program, adverse climate and other environmental conditions in the locations where the aircraft are operated or financial and labour difficulties experienced by the relevant lessee.

IV   RECENT DEVELOPMENTS

Recent Appraisals:

Under the terms of the Indenture, AerCo is required annually to commission an appraisal of the "base value" of the AerCo Group portfolio from at least three independent appraisers.

AerCo obtained desktop appraisals of the "base value" of each of AerCo Group's 61 aircraft for the year to February 19, 2003 from three independent aircraft value appraisers: Airclaims Limited ("Airclaims"), Aircraft Information Services, Inc. ("AISI") and BK Associates, Inc. ("BK"). On the basis of these three appraisals the average appraised base value of AerCo Group's portfolio of aircraft as of February 19, 2003 was approximately $1,189.4 million (the "2003 Appraised Value") compared with $1,301.9 million as of February 19, 2002.

The decline in the average appraised value of the portfolio at February 19, 2003 compared with the average appraised value at February 19, 2002 is approximately $40 million greater than the decline in value assumed by the principal payment tables included in the Indenture. This greater decline is largely attributable to the global economic downturn combined with the effects of the terrorist attacks in the United States on September 11, 2001, and the consequential negative effect that this has had on the global aviation industry and in particular, on the values of all commercial aircraft.

As a result of the greater than expected decline in the appraised value of AerCo Group's portfolio, AerCo is required to accelerate the scheduled principal payments on the class A notes to the extent of available cash flows; thus, from March 17, 2003 (the first payment date for which the 2003 appraisals were effective) AerCo has begun to redirect certain cash flows, to the extent they are available, towards eliminating a $9 million difference between the Class A principal balance then outstanding and the scheduled target principal balance on the Class A Notes at that date in accordance with the priority of payments. Class A Note scheduled principal payments are determined on any payment date by reference to a multiple of the scheduled class percentage for the Class A Notes on that date and the lesser of (a) the assumed portfolio value as set forth in the Indenture and (b) 105% of the adjusted portfolio value, where the adjusted portfolio value of the fleet is calculated by reference to the most recent appraised values. As has been the case since the receipt of the aircraft appraisals in February 2002, 105% of the adjusted portfolio value is less than the assumed portfolio value. Scheduled principal payments on the Class A Notes rank after interest and minimum principal payments on the Class A, B, C and D Notes in the priority of payments, but rank prior to scheduled principal payments on the Class B and Class C Notes and step-up interest on the Class A Notes. Based on AerCo's current expectation as to cash performance in the next twelve months, we expect that we will have insufficient cash flows to pay down the Class A Note principal balance currently outstanding to the Class A Note scheduled target principal balance determined in accordance with the Indenture. Accordingly, we also believe that our cash flows will not be sufficient to make scheduled principal payments on the Class B and Class C Notes or payments of step-up interest on the Class A Notes. Despite the suspension of scheduled principal payments on the Class B Notes, the Class B Notes are expected to continue to receive minimum principal payments in accordance with the Class B Note minimum class percentage as set out in the Indenture. Class B Note minimum and scheduled principal payments are determined on any payment date by reference to a multiple of the minimum and scheduled class percentages for the Class B Notes and the assumed portfolio value as set forth in the Indenture. Class B Note minimum principal payments rank prior to payments of interest and minimum principal on the Class C and Class D Notes and scheduled principal payments on the Class A Notes. Minimum principal payments are not expected to be made on the Class C Notes in the next twelve months, as the Class C Notes have been paid down to the Class C Note scheduled target principal balance which is currently approximately $6 million lower than the Class C Note minimum target principal balance.

Beyond the next twelve months, a number of factors, including the rate at which the appraised value of the AerCo Group portfolio declines and the level of future cash flows, will be relevant in determining whether we will be able to pay down the Class A Note principal balance to the Class A Note scheduled target principal balance required and accordingly resume scheduled principal payments on the Class B and Class C Notes and payments of step-up interest on the Class A Notes. The greater the decline in our future annual appraised values, particularly if combined with other adverse factors, including a continued reduction in our cash flows, the more likely it will be that our cash flows will continue to be redirected to the Class A Notes as discussed above.

Subclass A-3 Note Refinancing:

In July 2000, AerCo issued subclass A-3 notes in the principal amount of $565 million and bearing interest at LIBOR plus 0.46% with an expected final payment date of June 15, 2002 and a final maturity date of July 15, 2025. At the time the subclass A-3 notes were issued, the expected final payment date was scheduled based on an assumption that these notes would be refinanced on June 15, 2002. Step-up interest of 0.50% has accrued on the subclass A-3 notes since June 15, 2002 because they were not repaid in full or refinanced by their expected final payment date and step-up interest will continue to be due and payable until they are repaid in full or refinanced. Under the priority of payments applicable to AerCo, step-up interest is payable after payment of interest, minimum principal and scheduled principal on AerCo's class A, class B, class C and class D notes and any aircraft modification payments. Step up interest has not been paid since February due to the February 2003 aircraft appraisals as mentioned above.

The Board of Directors of AerCo, in consultation with its advisers, gave extensive consideration to the economic feasibility of refinancing the subclass A-3 notes on or before June 15, 2002, including a review of various structural enhancements which might have rendered such a refinancing viable. On May 14, 2002 the Board of Directors determined that, in the current market conditions, it was not in the economic interests of AerCo to refinance the subclass A-3 notes on or before June 15, 2002. Subsequent to that date and most recently on April 23, 2003 the Board of Directors reaffirmed its decision not to refinance the subclass A-3 notes in the current market environment.

The Board of Directors of AerCo will continue to monitor market conditions and to assess when and if a refinancing of the subclass A-3 notes is appropriate.

Continued Economic Downturn in Commercial Aviation industry:

During the past two years, there has been a general downturn in the world economic climate, with a consequential negative impact on the commercial aviation industry. During the Three Month Period, the slowdown in the world economic climate has continued with a consequential continuing negative impact on operating conditions in the world aviation industry. This economic slowdown was exacerbated by the events of September 11, 2001 in the United States and subsequent military actions in Afghanistan and Iraq and the economic and political situation since those events.

The short term effects of the events of September 11, 2001 included among other things, a reduction in demand for air travel, grounding of aircraft by airlines, bankruptcy and/or consolidation of airlines particularly in Europe and the United States, reduced operations by airlines, increased costs due to new security directives adopted by the relevant aviation authorities, increased insurance premiums and new insurance arrangements required by the insurance markets and fluctuations in the price of fuel. The bombing in Bali and the current outbreak of SARS have slowed the recovery in the aviation industry in the Asia Pacific region and the global market in general.

Airlines worldwide continue to experience significant difficulties in maintaining war insurance cover in the amounts required under their leases with AerCo and other lessors. While these insurance issues have been mitigated in certain jurisdictions by a number of temporary government schemes, in the absence of satisfactory solutions on this matter, it may be necessary for the relevant aircraft to be grounded. The uncertainty following military action by the United States in Iraq, together with the general strike affecting oil suppliers, has now resulted in sharp increases in the price of oil and the price may rise further, which would increase operating costs for our lessees significantly.

Such consequences continue to have a material adverse impact on the financial condition of AerCo's lessees and their ability to perform under their leases and, depending on their scope and duration, which AerCo cannot predict at this time, may continue to have such effect. They may also lead to reduced demand for AerCo's aircraft, which may impact its ability to re-lease aircraft on a timely basis and at favourable rates, and may reduce the value of its aircraft. These effects have caused a reduction in AerCo's cash flow which has adversely affected AerCo's ability to make payments on the notes.

As outlined above, many of AerCo's lessees have made requests for amongst other things, rental reductions and deferrals, early return of aircraft and other cashflow alleviation measures. In particular, during this downturn in the aviation industry, there has been a sharp increase in the availability of aircraft for lease, leading to significant over capacity, increased downtime, a decline in lease rates and a fall in the realisable value of aircraft in open market sale transactions. These events are expected to result in impairment provisions being made with respect to the carrying value of AerCo's aircraft in its audited financial statements. As a consequence of these adverse economic, political and trading conditions, we expect to continue to perform behind the 2000 Adjusted Base Case assumptions.

Aircraft Sales:

During November 2002 AerCo entered into a Letter of Intent with a third party for the sale of one A300B4-200 aircraft representing 0.6% of the portfolio by appraised value at February 19, 2003. The sale is expected to close in May 2003 at the agreed sales price, which is less than the Note Target Price of the aircraft. The Board of Directors of AerCo has determined that the sale of the aircraft is in the best interests of AerCo in light, inter alia, of the type and age of the aircraft and the agreed sales price.

Regional Concentration:

North American Concentration. At March 17, 2003, 16.7% of the aircraft by appraised value at February 19, 2003 were leased by operators in North America. The commercial aviation industry in North America is highly sensitive to general economic conditions. Since airline travel is largely discretionary, the industry has suffered severe financial difficulties during economic downturns. Over the last several years, nearly half of the major North American passenger airlines have entered into plans of reorganisation or sought protection through bankruptcy, insolvency or other similar proceedings and several major U.S. airlines have ceased operations. The long term effect that the September 11, 2001 terrorist attacks in the United States and subsequent military action in Afghanistan and Iraq may have for the aviation industry in the U.S. is not yet fully known.

However, the immediate effects have included, among other things, a reduction in demand for domestic and international passenger air travel by U.S. citizens, a general reduction in North Atlantic traffic and increased security costs for U.S. airlines in mitigating against possible further acts of terrorism, resulting in reduced profits and financial difficulties for U.S. airlines. US Airways and United Airlines filed for Chapter 11 bankruptcy protection in the United States on August 11, 2002 and December 9, 2002 respectively.

One of our North American lessees, representing 10% of our portfolio by appraised value at February 19, 2003 filed for bankruptcy protection on April 1, 2003. The Servicer is in communication with the lessee to protect AerCo's assets and to maximise future cashflow from these assets.

One of our U.S. lessees, representing 2.3% of our portfolio by appraised value at February 19, 2003, filed for Chapter 11 protection on July 31, 2002. Since then there have been ongoing talks between the lessee and several potential investors. Following the rejection on September 26, 2002 of an offer made for the lessee by one potential investor, the Servicer repossessed AerCo's two MD-82 aircraft in early October 2002. At March 17, 2003, arrears by this lessee amounted to $1.1 million, all of which was outstanding for more than 30 days. The Servicer is in negotiations regarding the payment of this amount but it does not expect that it will recover the full amount of these arrears from this lessee.

Asia Pacific Concentration. At March 17, 2003, 21.9% of the aircraft by appraised value at February 19, 2003 were leased by operators in "emerging" markets in the Asia Pacific region, including China, the Philippines, South Korea, Taiwan and India. One Asian lessee leased 5.2% of the aircraft by appraised value at February 19, 2003.

The recent outbreak of SARS in the Asia Pacific region is having a significant short term impact on air travel to and within the region. The longer term effects of this outbreak are difficult to predict at this time. Trading conditions in Asia's civil aviation industry were also adversely affected by the severe economic and financial difficulties in the region during 1998 and 1999. The economies of the region experienced acute difficulties including many business failures, significant depreciation of local currencies against the dollar, downgrading of sovereign and corporate credit ratings and internationally organized financial stability measures. One Asian lessee which leases 4.6% of the aircraft by appraised value at February 19, 2003, was adversely affected by the Asian economic crisis such that it sought bankruptcy protection in 1998. As part of its rehabilitation plan, certain of the lessee's outstanding lease obligations were re-scheduled in 1999. Several other airlines in the region re-scheduled their aircraft purchase obligations, eliminated certain routes and reduced employees. A repeat of this downturn in the region's economies may further undermine business confidence, reduce demand for air travel and adversely affect the Asian lessees' operations and their ability to meet their obligations. The bombings in Bali on October 12, 2002 have led to a reduction in tourist traffic to the region and increased security costs for Asian airlines and other businesses in mitigating against possible further acts of terrorism.

Latin American Concentration. At March 17, 2003, 9.0% of the aircraft by appraised value at February 19, 2003 were leased by operators in "emerging markets" in Latin America, principally Brazil, Chile and Colombia. The financial prospects for lessees in Latin America depend amongst other things on the level of political stability and economic activity and policies in the region. Developments in the United States, Europe and/or other "emerging markets" may also affect the economies of Latin American countries and the entire region.

Most significantly, in 1999, Brazil experienced significant downturns in its economy and financial markets, with large decreases in financial asset prices and dramatic decreases in the value of its currency. One of the lessees, TAM, the lessee of 3.4% of the aircraft by appraised value at February 19, 2003, operates five of the aircraft in Brazil. In addition Varig and Nordeste lease one B737-300 and one B737-500 respectively, together representing 3.0% of the aircraft by appraised value at February 19, 2003. The Brazilian economy is currently suffering instability and high inflation and any future general deterioration in the Brazilian economy means that these lessees may be unable to generate sufficient revenues in Brazilian currency to pay the U.S. dollar-denominated rental payments under the leases. More importantly, financial and economic problems in Brazil and Argentina could spread throughout Latin America and other "emerging" economies, having a similar effect on many of AerCo's other lessees. Following two non-fatal emergency landings involving F-100 aircraft, on August 30, 2002, a Latin American lessee representing 3.4% of the portfolio by appraised value at February 19, 2003, informed all its lessors of F-100 aircraft of its intention to return early at least twenty of its leased F-100 aircraft. The Lessee has now informed its lessors of F-100 aircraft of its intentions to retire its entire F-100 fleet during the current calendar year, including all of AerCo's five F-100 aircraft currently on lease to it. At March 17, 2003 the lessee owed $1.5 million, $1.2 million of which was outstanding for more than 30 days. The Servicer is currently in discussions with the lessee for the payment of its overdue amount during 2003 and its stated intention to retire its entire F-100 fleet. There can be no assurance that the lessee will pay this outstanding amount.

Colombia recently suffered economically as a result of the deterioration in the value of the Colombian Peso and the resulting negative impact on the Colombian economy. AerCo leases one aircraft, representing 2.6% of the portfolio by appraised value at February 19, 2003, to a Colombian lessee. This lessee advised the Servicer that as of July 1, 2002, no further lease rental payments would be made to any of its lessors unless and until an agreement is signed with the lessee accepting payment of 50% of the contracted lease rentals for a period of six months, foregoing the remaining 50%. This lessee has filed for Chapter 11 bankruptcy protection in the US. (See Section III - Other Financial Data above).

The long term effect that the September 11, 2001 terrorist attacks in the United States and subsequent military action in Afghanistan and Iraq may have for the aviation industry in the Latin American region is not yet fully known.

European Concentration. At March 17, 2003, 49.1% of the aircraft by appraised value at February 19, 2003 were leased by operators based in Europe. Of this amount, lessees of 44.3% of the aircraft were based in "developed" European markets, principally the United Kingdom and Spain. Lessees of the remaining 4.9% of the aircraft were based in "emerging" European markets, principally Turkey and Hungary. As of March 17, 2003, 22.8% of the aircraft by appraised value at February 19, 2003 were leased to lessees in the United Kingdom.

The commercial aviation industry in Europe is very sensitive to general economic conditions. Since air travel is largely discretionary, the industry tends to suffer severe financial difficulties during slow economic periods. As a result, the financial prospects for European lessees depend on the level of economic activity in Europe and in the specific countries where they operate. The current downturn as exacerbated by the events of September 11, 2001 and the subsequent and continuing economic and political fallout, particularly if combined with high fuel prices and a weak euro, may adversely affect the ability of many European lessees to meet their financial and other obligations. Since European airlines primarily receive their revenue in euro, any weakness in the euro may adversely affect the ability of those airlines to meet U.S. dollar denominated lease rental, fuel and other operating costs. Competitive pressures from continuing deregulation of the airline industry by the EU may also adversely affect European lessees' operations and their ability to meet their obligations under the leases. In addition, the long term effect that the September 11, 2001 terrorist attacks in the United States and subsequent military action in Afghanistan and Iraq may have for the European aviation industry is not yet fully known and although European airlines currently do not appear to be as adversely impacted as airlines in the United States, the immediate effects have included, among other things, a drop in passenger confidence in air travel with a consequent decrease in demand for air travel, increased security costs for

European airlines, grounding of aircraft, reduced profits and possible solvency or even bankruptcy issues for some airlines which may result in the consolidation of some European airlines, and may affect the prospects of AerCo's European lessees.

At March 17, 2003, 1.63% of the aircraft by appraised value at February 19, 2003 were on lease to a Turkish lessee. Any adverse movement in value of the euro, the principal currency in which Turkish airlines receives their revenues, against the U.S. dollar, may affect the ability of these airlines to pay U.S. dollar denominated costs including lease rentals. The long-term effect which the September 11, 2001 terrorists attacks in the United States and subsequent military action in Afghanistan and Iraq may have for the Turkish aviation industry is not yet fully known. However, the immediate effects have included, among other things, a drop in passenger confidence in air travel to and from Turkey and a consequent decrease in demand for air travel resulting in the grounding of aircraft which may lead to significant increases in operating costs for airlines based in Turkey. This may adversely impact the airline's ability to perform its lease obligations to AerCo Group in the future.

Compliance with Governmental and Technical Regulations

In addition to general requirements regarding maintenance of aircraft, aviation authorities issue airworthiness directives ("ADs") requiring the operators of aircraft to take particular maintenance actions or make particular modifications to a number of aircraft of designated types. ADs normally specify a period in which to carry out the required action or modification and generally enough time is allowed to permit the implementation of the AD in connection with scheduled maintenance of the aircraft or engines. The lessees usually bear the cost of compliance with ADs issued by applicable aviation authorities and relevant manufacturers' recommendations. We may be required to contribute a portion of such costs over a specified threshold. However, if a lessee fails to perform ADs required on an aircraft or if the aircraft is off-lease, we would bear the cost of compliance necessary for the aircraft to maintain its certificate of airworthiness. In such circumstances, funds in the collection account and lessee funded account will be available to mitigate costs of compliance, although such use would reduce the availability of such amounts to cover the cost of scheduled maintenance. There can be no assurance that such funds will be available at the time needed or that any funds will be sufficient for such purposes.

The US Federal Aviation Administration (the "FAA") has issued an AD that requires operators of MD-11, MD-80 and DC-10 aircraft to replace certain insulation blankets in order to reduce the risk of fire. We have eight MD-80 series aircraft representing 9.07% of the portfolio by appraised value at February 19, 2003. We will incur significant costs in ensuring these aircraft comply with these standards. To date, four of the aircraft have already been modified and lessor contributions of approximately $1.3 million have already been made. We expect to complete the modification on the remaining four aircraft by June 2005 at an estimated cost of approximately $1.65 million after lessee contributions.

The FAA has issued an AD mandating the modification of affected lapjoints on Boeing 737 aircraft when the aircraft has completed 50,000 cycles. The estimated labor cost to implement such modifications for each aircraft is approximately $270,000 per aircraft. We have 31 Boeing 737 aircraft in the portfolio, representing 48.5% of the portfolio by appraised value at February 19, 2003. Based on the current cycles completed to date by our Boeing 737 aircraft, our Boeing 737 aircraft are not likely to require these modifications prior to 2008. However, we could incur significant costs in ensuring our Boeing 737 aircraft comply with these standards, which could impact adversely on our results of operations.

The FAA has issued an AD mandating the replacement of main landing gear shock strut pistons on MD-80 and MD-90 aircraft prior to the accumulation of 30,000 cycles on the existing main landing gear shock strut pistons. The cost for such replacement is approximately $265,000 per aircraft. Depending on warranty credit provided by the manufacturer, the majority of this cost may be claimed from the manufacturer. We have eight MD-80 series aircraft representing 9.07% of our portfolio by appraised value at February 19, 2003. In the event that warranty credit is not available from the manufacturer for any aircraft, we could incur significant costs in ensuring our MD-80 aircraft comply with these standards, which could impact adversely on our results of operations.

The FAA has issued an AD mandating a re-design of the rudder systems of Boeing 737 aircraft prior to November 2008. The average cost per aircraft of such modifications is approximately $182,000. We have 31 Boeing 737 aircraft in the portfolio, representing 48.5% of the portfolio by appraised value at February 19, 2003. It is expected that we will incur the full cost of this modification, which could impact adversely on our results of operations.

The FAA has issued an AD mandating the installation of an overwing heater blanket system or a primary upper wing ice detection system on MD-80 aircraft prior to 7 May 2004. The cost per aircraft of such modifications ranges between $70,000 for the primary upper wing ice detection system and $151,000 for the overwing heater blanket system. The choice of system will depend on the operational requirements of the operator. We have eight MD-80 series aircraft representing 9.07% of our portfolio by appraised value at February 19, 2003. We could incur significant costs in ensuring our MD-80 aircraft comply with these standards, which could impact adversely on our results of operations.

The aircraft engines in our portfolio are subject to a number of mandated inspections which are accomplished while the engine is installed on the aircraft. In the event that an engine fails such an inspection, a shop visit repair of the engine may be required earlier than anticipated based on normal operating performance. Depending on whether the cost of carrying out the shop visit would have to be borne by us or the lessees, such mandated repairs could result in significant cash expenditures by us in the future.

Operational requirements for an aircraft may vary from one jurisdiction to another. Some requirements are mandated by the state of registration, some are mandated by the state of the operating airline (which, in some cases, may be different to the state of registration). Other requirements are mandated by the states into which or over which an aircraft will be flown. An aircraft operating in a particular jurisdiction may require new modifications as they are mandated by the responsible authorities. Similarly, an aircraft transferring operation from one jurisdiction to another may require modifications to bring it up to the standard of the new jurisdiction. Depending on whether the costs of complying with these requirements are borne by us or the lessees, installation of these systems could result in significant cash expenditures by us in the future.

Major examples of such requirements are as follows:

TCAS/ACAS (Traffic Collision Avoidance System) is already a requirement in the United States and most of Europe. The majority of our aircraft are already compliant or will have some provisions already installed. The average cost of an installation for a non-compliant aircraft would be approximately $200,000.

EGPWS (Enhanced Ground Proximity Warning System) has been mandated for incorporation in the United States and the Joint Aviation Authorities ("JAA") countries in Europe by 2005. The average cost of an installation for a non-compliant aircraft would be approximately $120,000.

Cargo Compartment Fire Detection and Suppression System is already a requirement in the United States. It is currently not required by the JAA for Europe, but widely expected to be required by 2005. The average cost of an installation for a non-compliant aircraft would be approximately $120,000.

Additional Flight Data Recorder Parameters are a requirement in the United States from August 2002. The requirement varies depending on year of manufacture and existing provisions. The average cost of an installation for a non-compliant aircraft would be approximately $100,000. To date, AerCo has not made any payments in respect of this requirement.

As a result of the terrorist attacks in the United States on September 11, 2001, new security directives may be adopted by aviation authorities. The International Civil Aviation Organization ("ICAO") requires contracting states to mandate the incorporation of enhanced security cockpit doors and cockpit doorway surveillance systems by November 1, 2003. Depending on whether the cost of complying with such regulations would have to be borne by AerCo or the lessees, such regulations could result in significant cash expenditures by AerCo in the future.

Other governmental regulations may apply to the aircraft, including requirements relating to noise and emissions levels. Again, such regulations may be imposed not only by the jurisdictions in which the aircraft are registered, but also in jurisdictions where the aircraft operate. Annex 16 Volume 1 Chapters 2 and 3 of the Chicago Convention establish two progressively restrictive noise level standards that correspond to the requirements for Stage 2 and Stage 3 aircraft as defined by the U.S. Federal Aviation Administration in FAR 36. A number of jurisdictions have adopted, or are in the process of adopting, noise regulations which will require all aircraft to comply with the most restrictive of these standards. Such regulations restrict the future operation of aircraft that are not Chapter 3 aircraft and are expected imminently to prohibit the operation of such aircraft in the relevant jurisdictions. In the United States such a prohibition went into effect at the end of 1999. In the European Union, the prohibition came into effect at the end of March 2002. Since AerCo Group has the ability to acquire Chapter 2 aircraft, these regulations may affect AerCo adversely. In addition, local municipalities may have more stringent noise regulations than those applicable to Chapter

3 aircraft. Furthermore, a new more restrictive standard has been adopted in Annex 16 Volume 1 Chapter 4 of the Chicago Convention that is currently only applicable to aircraft newly manufactured after 1 January 2006. At present there is no requirement to phase out aircraft manufactured prior to 2006 which do not comply with the Chapter 4 standard. However, if such a requirement is mandated in the future, it may adversely affect the value of or the ability to remarket such aircraft within the AerCo portfolio.

Volume 2 of Annex 16 of the Chicago Convention also contains standards and recommendations regarding limitations on vented fuel and smoke and gaseous emissions for aircraft. While a number of countries have adopted regulations implementing these recommendations, such regulations generally have been prospective in nature, requiring only that newly manufactured engines meet particular standards after a particular date.

The FAA have issued a new rule applicable to US Registered aircraft mandating an Aging Aircraft Record Review and Inspection by FAA representatives for an aircraft once it has exceeded 14 years since manufacture. Thresholds are provided for aircraft that are already more than 14 years since manufacture at the time the rule was introduced. Thereafter, Record Reviews and Inspections for the aircraft are to be repeated every 7 years. It is expected that the cost of such Record Reviews and Inspections will, in general, be borne by the lessees.

AERCO Cashflow Performance for the Period from December 17, 2002 to March 17, 2003 Comparison of Actual Cash Flows versus Adjusted Base Case Cash Flows


                                                                  Adjusted *                               Adjusted*
                                                    Actual        Base Case       Variance     Actual      Base Case      Variance
                                                    ------        ---------       --------     ------      ---------      --------

                 CASH COLLECTIONS

 1               Lease Rentals                       45.20         45.20            0.00       100.0%       100.0%         0.0%
 2                -     Renegotiated Leases          (2.32)         0.00           (2.32)       (5.1%)        0.0%        (5.1%)
 3                -     Rental Resets                (7.85)         0.00           (7.85)      (17.4%)        0.0%       (17.4%)
 4                -     Aircraft Sales                0.00          0.00            0.00         0.0%         0.0%         0.0%
                                                   --------------------------------------     ----------------------------------

 5 (SIGMA)
    1 - 5        Contracted Lease Rentals            35.02         45.20          (10.18)       77.5%       100.0%       (22.5%)
 6               Movement in Current Arrears         (2.34)         0.00           (2.34)       (5.2%)        0.0%        (5.2%)
                 Balance
 7               less Net Stress Related Costs
 8                -     Bad Debts                     0.00         (0.42)           0.42         0.0%        (0.9%)        0.9%
 9                -     Security Deposits
                          drawn down                  0.00          0.00            0.00         0.0%         0.0%         0.0%
10                -     Deferred Arrears              0.30          0.03            0.26         0.7%         0.1%         0.6%
11                -     AOG                          (1.40)        (1.88)           0.48        (3.1%)       (4.2%)        1.1%
12                -     Other Leasing Income          0.00          0.00            0.00         0.0%         0.0%         0.0%
13                -     Repossession                  0.00         (0.32)           0.32         0.0%        (0.7%)        0.7%
                                                   --------------------------------------     ----------------------------------
14 (SIGMA)
    8 - 13       Sub-total                           (1.10)        (2.58)           1.47        (2.4%)       (5.7%)        3.3%
15  5+6+14       Net Lease Rentals                   31.58         42.62          (11.05)       69.9%        94.3%       (24.4%)
16               Interest Earned                      0.30          0.77           (0.47)        0.7%         1.7%        (1.0%)
17               Aircraft Sales                       0.00          0.10           (0.10)        0.0%         0.2%        (0.2%)
18               Net Maintenance                      0.62          0.00            0.62         1.4%         0.0%         1.4%
                                                   --------------------------------------     ----------------------------------

19 (SIGMA)
    15 - 18      Total Cash Collections              32.50         43.49          (10.99)       71.9%        96.2%       (24.3%)
                                                   ======================================     ==================================

                 CASH EXPENSES
                 Aircraft Operating
                    Expenses
20                -     Insurance                     0.00          0.00            0.00         0.0%         0.0%         0.0%
21                -     Re-leasing and
                          other overheads            (0.83)        (1.10)           0.27        (1.8%)       (2.4%)        0.6%
                                                   --------------------------------------     ----------------------------------
22  20+21        Sub-total                           (0.83)        (1.10)           0.27        (1.8%)       (2.4%)        0.6%
                 SG&A Expenses
23               Aircraft Servicer Fees
                  -     Retainer Fee                 (0.38)        (0.37)          (0.01)       (0.8%)       (0.8%)       (0.0%)
                  -     Rent Collected Fee           (0.36)        (0.43)           0.07        (0.8%)       (1.0%)        0.2%
                  -     Previous Servicer             0.00          0.00            0.00         0.0%         0.0%         0.0%
                  -     Sales Fee                     0.00          0.00            0.00         0.0%         0.0%         0.0%
                                                   --------------------------------------     ----------------------------------
24            23 Sub-total                           (0.74)        (0.80)           0.06        (1.6%)       (1.8%)        0.1%
25               Other Servicer Fees                 (0.52)        (1.00)           0.48        (1.1%)       (2.2%)        1.1%
                                                   --------------------------------------     ----------------------------------
26  24+25        Sub-total                           (1.26)        (1.80)           0.54        (2.8%)       (4.0%)        1.2%
                                                   ======================================     ==================================


                                                   --------------------------------------     ----------------------------------
27  26+22        Total Cash Expenses                 (2.09)        (2.90)           0.81        (4.6%)       (6.4%)        1.8%
                                                   ======================================     ==================================

                 NET CASH COLLECTIONS
28            19 Total Cash Collections              32.50         43.49          (10.99)       71.9%        96.2%       (24.3%)
29            26 Total Cash Expenses                 (2.09)        (2.90)           0.81        (4.6%)       (6.4%)        1.8%
30               Movement on Expense
                   Account                            1.50          0.00            1.50         3.3%         0.0%         3.3%
31               Refinancing Fees                     0.00          0.00            0.00         0.0%         0.0%         0.0%
31               Interest Payments                   (8.56)       (25.19)          16.63       (18.9%)      (55.7%)       36.8%
32               Swap Payments                      (11.00)         0.30          (11.30)      (24.3%)        0.7%       (25.0%)
                                                   --------------------------------------     ----------------------------------

33 (SIGMA)
    28 - 32      TOTAL                               12.36         15.70           (3.35)       27.3%        34.7%        (7.4%)
                                                   ======================================     ==================================

33               PRINCIPAL PAYMENTS
                 Class A                             10.13         12.20           (2.07)       22.4%        27.0%        (4.6%)
                 Class B                              1.25          1.90           (0.65)        2.8%         4.2%        (1.4%)
                 Class C                              0.97          1.60           (0.63)        2.1%         3.5%        (1.4%)
                 Class D                              0.00          0.00            0.00         0.0%         0.0%         0.0%
                                                   --------------------------------------     ----------------------------------

                 Total                               12.35         15.70           (3.35)       27.3%        34.7%        (7.4%)
                                                   ======================================     ==================================


* Adjusted Base Case - The cash flows and expenses assumed in the July 2000 Offering Memorandum ("Base Case") have been adjusted to reflect the sale of one B757-200 (MSN 28486) on April 9, 2001 which was not anticipated at the time of preparation of the Base Case.

Coverage Ratios

                                                                                           Adjusted*
                                                           Closing           Actual        Base Case
                                                           -------           ------        ---------

           Net Cash Collections                                              12.4             15.7
           Add Back Interest and
           Swap Payments                                                     19.6             24.9

           Add Back Permitted Accruals                                        0.0              0.0

a          Net Cash Collections                                              31.9             40.6
           (excl. interest and swap payments)
b          Swaps                                                             11.0             (0.3)
c          Class A Interest                                                   3.8             14.1
d          Class A Minimum                                                    0.0              0.0
e          Class B Interest                                                   0.7              2.4
f          Class B Minimum                                                    0.1              0.2
g          Class C Interest                                                   1.2              3.2
h          Class C Minimum                                                    0.0              0.0
I          Class D Interest                                                   2.1              2.1
j          Class D Minimum                                                    0.0              0.0
k          Class A Scheduled                                                  4.9              0.0
l          Class B Scheduled                                                  1.2              1.7
m          Class C Scheduled                                                  1.0              1.6
n          Class D Scheduled                                                  0.0              0.0
o          Permitted Aircraft Modificatons                                    0.0              0.0
p          Step-up Interest                                                   0.7              0.0
r          Class A Supplemental                                               5.2             12.2
s          Class E Primary Interest                                           0.0              3.4
t          Class B Supplemental                                               0.0              0.0
u          Class A Outstanding                                                0.0              0.0
                                                                             -----          ------

           Total                                                             31.9             40.6
                                                                             -----          ------


[1]        Interest Coverage Ratio
           Class A                                                            2.16             2.94  = a/(b+c)
           Class B                                                            2.05             2.51  = a/(b+c+d+e)
           Class C                                                            1.89             2.07  = a/(b+c+d+e+f+g)
           Class D                                                            1.68             1.87  = a/(b+c+d+e+f+g+h+i)

[2]        Debt Coverage Ratio
           Class A                                                            1.34             1.87  = a/(b+c+d+e+f+g+h+I+j+k)
           Class B                                                            1.27             1.73  = a/(b+c+d+e+f+g+h+I+j+k+l)
           Class C                                                            1.23             1.62  = a/(b+c+d+e+f+g+h+I+j+k+l+m)
           Class D                                                            1.23             1.62  = a/(b+c+d+e+f+g+h+I+j+k+l+m+n)

           Loan to Value Ratios (in 100,000 dollars)
[3]        Assumed Portfolio Value                         1,566.7        1,304.2          1,304.2
[4]        Adjusted Portfolio Value                                       1,185.6
           Liquidity Reserve Amount
           Of which - Cash                                    65.0           65.0             65.0
                         - Accrued Expenses                    5.0            5.0              5.0
                         - Security Deposit                   22.4           16.0             22.4
                                                        -----------      ---------        --------
           Subtotal                                           92.4           86.0             92.4
           Letters of Credit                                   0.0            0.0              0.0
           Subtotal                                           92.4           86.0             92.4

[5]        Total Asset Value                               1,659.1        1,390.2          1,396.6

           Note Balances as at March 17, 2003
           Class A                                           998.4          806.7            800.4
           Class B                                           154.8          129.7            129.0
           Class C                                           164.1          155.1            154.5
           Class D                                           100.0          100.0            100.0
                                                        ----------       --------         --------
                                                           1,417.3        1,191.5          1,183.9
                                                        ----------       --------         --------


[1]        Interest Coverage Ratio is equal to Net Cash Collections (excl.
           interest and swap payments) expressed as a ratio of the interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

 [2] Debt Service Ratio is equal to Net Cash Collections (excl. interest and swap payments) expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Note plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

 [3] Assumed Portfolio Value represents the Initial Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation Date divided by the Depreciation Factor at Closing Date.

[4] Adjusted Portfolio Value represents the Base Value of each aircraft in the Portfolio as determined by the most recent Appraisal multiplied by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing Date.

           The lower of the Assumed Portfolio Value or 105% of the Adjusted Portfolio Value is used to calculate the principal repayment amounts to Noteholders.

[5] Total Asset Value is equal to Total Assumed Portfolio Value plus Liquidity Reserve Amount.

AERCO Cashflow Performance for the Period from July 17, 2000 to March 17, 2003 Comparison of Actual Cash Flows versus Adjusted Base Case Cash Flows


                                                               Adjusted *                                 Adjusted *
                                                   Actual      Base Case    Variance     Actual           Base Case        Variance
                                                   ------      ---------    --------     ------           ---------        --------

                  CASH COLLECTIONS

 1                Lease Rentals                     490.20       490.20        0.00      100.0%           100.0%             0.0%
 2                 -      Renegotiated Leases       (19.02)        0.00      (19.02)      (3.9%)            0.0%            (3.9%)
 3                 -      Rental Resets             (28.45)        0.00      (28.45)      (5.8%)            0.0%            (5.8%)
 4                 -      Aircraft Sales              0.00         0.00        0.00        0.0%             0.0%             0.0%
                                                   ---------------------------------    ------------------------------------------

 5 (SIGMA)
    1 - 5         Contracted Lease Rentals          442.72       490.20      (47.48)      90.3%           100.0%            (9.7%)
 6                Movement in Current Arrears        (7.44)        0.00       (7.44)      (1.5%)            0.0%            (1.5%)
                  Balance
 7                less Net Stress Related Costs
 8                 -      Bad Debts                   0.00        (4.90)       4.90        0.0%            (1.0%)            1.0%
 9                 -      Security Deposits
                            drawn down                0.50         0.00        0.50        0.1%             0.0%             0.1%
10                 -      Capitalised Arrears         0.40         3.20       (2.80)       0.1%             0.7%            (0.6%)
11                 -      AOG                        (8.40)      (20.70)      12.30       (1.7%)           (4.2%)            2.5%
12                 -      Other Leasing Income        0.00         0.00        0.00        0.0%             0.0%             0.0%
13                 -      Repossession               (0.40)       (3.90)       3.50       (0.1%)           (0.8%)            0.7%
                                                   ---------------------------------    ------------------------------------------
14 (SIGMA)
    8 - 13        Sub-total                          (7.90)      (26.30)      18.40       (1.6%)           (5.4%)            3.8%
15  5+6+14        Net Lease Rentals                 427.38       463.90      (36.52)      87.2%            94.6%            (7.5%)
16                Interest Earned                     8.20         9.60       (1.40)       1.7%             2.0%            (0.3%)
17                Aircraft Sales                     50.50        51.10       (0.60)      10.3%            10.4%            (0.1%)
18                Net Maintenance                    18.62         0.00       18.62        3.8%             0.0%             3.8%
                                                   ---------------------------------    ------------------------------------------

19 (SIGMA)
    15- 18        Total Cash Collections            504.70       524.60      (19.90)     103.0%           107.0%            (4.1%)
                                                   =================================    ==========================================

                  CASH EXPENSES
                  Aircraft Operating Expenses
20                 -      Insurance                  (0.50)        0.00       (0.50)      (0.1%)            0.0%            (0.1%)
21                 -      Re-leasing and other
                             overheads              (13.33)      (14.50)       1.17       (2.7%)           (3.0%)            0.2%
                                                   ---------------------------------    ------------------------------------------
22  20+21         Sub-total                         (13.83)      (14.80)       0.67       (2.8%)           (3.0%)            0.1%
                  SG&A Expenses
23                Aircraft Servicer Fees
                   -      Retainer Fee               (3.98)       (4.47)       0.49       (0.8%)           (0.9%)            0.1%
                   -      Rent Collected Fee         (4.36)       (5.13)       0.77       (0.9%)           (1.0%)            0.2%
                   -      Previous Servicer          (1.30)        0.00       (1.30)      (0.3%)            0.0%            (0.3%)
                   -      Sales Fee                  (0.50)        0.00       (0.50)      (0.1%)            0.0%            (0.1%)
                                                   ---------------------------------    ------------------------------------------
24             23 Sub-total                         (10.64)       (9.60)      (0.54)      (2.1%)           (2.0%)           (0.1%)
25                Other Servicer Fees               (19.92)      (10.20)      (9.72)      (4.1%)           (2.1%)           (2.0%)
                                                   ---------------------------------    ------------------------------------------
26  24+25         Sub-total                         (30.06)      (19.80)     (10.26)      (6.1%)           (4.0%)           (2.1%)
                                                   =================================    ==========================================


27  26+22         Total Cash Expenses               (43.89)      (34.30)      (9.59)      (9.0%)           (7.0%)           (2.0%)
                                                   =================================    ==========================================

                  NET CASH COLLECTIONS
28             19 Total Cash Collections            504.70       524.60      (19.90)     103.0%           107.0%            (4.1%)
29             26 Total Cash Expenses               (43.89)      (34.30)      (9.59)      (9.0%)           (7.0%)           (2.0%)
30                Movement on Expense Account        10.40         0.00       10.40        2.1%             0.0%             2.1%
                  Refinancing Costs                   0.00        (2.30)       2.30        0.0%            (0.5%)            0.5%
31                Interest Payments                (170.56)     (259.50)      88.94      (34.8%)          (52.9%)           18.1%
32                Swap Payments                     (75.00)        4.80      (79.80)     (15.3%)            1.0%           (16.3%)
                                                   ---------------------------------    ------------------------------------------

33 (SIGMA)
    28- 32        TOTAL                             225.66       233.30       (7.64)     (56.9%)          (59.4%)            2.5%
                                                   =================================    ==========================================

33                PRINCIPAL PAYMENTS
                  Class A                           191.73       198.00       (6.27)      39.1%            40.4%            (1.3%)
                  Class B                            25.06        25.80       (0.75)       5.1%             5.3%            (0.2%)
                  Class C                             8.87         9.50       (0.63)       1.8%             1.9%            (0.1%)
                  Class D                             0.00         0.00        0.00        0.0%             0.0%             0.0%
                                                   ---------------------------------    ------------------------------------------

                  Total                             225.66       233.30       (7.64)      46.0%            47.6%            (1.6%)
                                                   =================================    ==========================================


* Adjusted Base Case - The cash flows and expenses assumed in the July 2000 Offering Memorandum ("Base Case") have been adjusted to reflect the sale of one B757-200 (MSN 28486) on April 9, 2001 which was not anticipated at the time of preparation of the Base Case.


                                                                                                                             % of
                                                                                                                            Aircraft
                                                                                                 Appraised       % of          by
                                                                                    Date of      Value at     Aircraft by  Appraised
                                              Aircraft       Engine        Serial  Manufacture   February 19,   Appraised  Value in
No. Region        Country      Lessee          Type       Configuration    Number  /Conversion   2003 (US$m)   Value in     Region
------------------------------------------------------------------------------------------------------------------------------------


1.  Asia
    (Emerging)    China        China
                                 Xinjiang     B757-200     RB211-535E4    26153    Aug-92         30,909          2.6%
2.                China        China
                                 Southern     B737-300     CFM56-3C1      26068    Jun-92         19,616          1.6%
3.                China        China
                                 Southern     B737-300     CFM56-3C1      25604    Jan-93         18,578          1.6%
4.                China        Xiamen
                                 Airlines     B737-500     CFM56-3C1      27153    Aug-93         17,857          1.5%
5.                China        Xiamen
                                 Airlines     B737-500     CFM56-3C1      27155    Mar-93         18,174          1.5%
6.                India        Indian
                                 Airlines     A300B4-200   CF6-50C2         240    May-83          7,225          0.6%
7.                Indonesia    Mandala
                                 Airlines     B737-400     CFM56-3C1      23868    Oct-88         17,098          1.4%
8.                Philippines  PAL            B737-300     CFM56-3B1      24465    Aug-89         16,005          1.3%
9.                Philippines  PAL            B737-300     CFM56-3B1      24677    Mar-90         16,549          1.4%
10.               Philippines  PAL            B737-400     CFM56-3C1      25594    May-92         21,589          1.8%
11.               South Korea  Asiana         B737-400     CFM56-3C1      25764    Jun-92         21,863          1.8%
12.               South Korea  Asiana         B737-400     CFM56-3C1      25765    Jul-92         20,782          1.7%
13.               South Korea  Asiana         B737-500     CFM56-3C1      25768    May-95         18,825          1.6%
14.               Taiwan       FEAT           MD83         JT8D-219       49952    Dec-91         15,032          1.3%
Sub-total                                                                                                                     21.9%
15. Europe
    (Developed)   Italy        Volare Spa     A320-200     CFM5-5A1          85    Feb-90         20,176          1.7%
16.               Italy        Blue Panorama  B737-400     CFM56-3C1      24901    May-90         19,703          1.7%
17.               Italy        Blue Panorama  B737-400     CFM56-3C1      27074    Apr-92         22,467          1.9%
18.               Spain        Spanair        MD83         JT8D-219       49627    Apr-89         13,231          1.1%
19.               Spain        Spanair        MD83         JT8D-219       49790    Oct-89         12,719          1.1%
20.               Spain        Spanair        MD-82        JT8D-217C      49570    Feb-88         10,680          0.9%
21.               UK           Air 2000       B757-200     RB211-535E4    26158    Feb-93         32,310          2.7%
22.               UK           My Travel      A320-200     CFM56-5A3        299    Apr-92         25,828          2.2%
23.               UK           Mytravel       A320-200     V2500-A1         362    Nov-92         23,437          2.0%
24.               UK           BMI            A320-200     V2527-A5         934    Jan-99         35,663          3.0%
25.               UK           BMI            A321-200     V2533-A5        1207    Apr-00         44,963          3.8%
26.               UK           Monarch        A320-200     CFM56-5A3        391    Feb-93         25,722          2.2%
27.               UK           British
                                 Airways      B737-500     CFM56-3C1      25789    Feb-92         17,297          1.5%
28.               UK           British
                                 Airways      B737-300     CFM56-3C1      24908    Mar-91         18,284          1.5%
29.               UK           Thomas Cook
                                 Airlines
                                 UK  Limited  A320-200     V2500-A1         354       Oct-92      22,906          1.9%
30.               UK           Thomas Cook
                                 Airlines
                                 UK Limited   A320-200     V2500-A1         411       Mar-93      24,686          2.1%
31.               Belgium      Virgin
                                 Express      B737-400     CFM56-3C1      24270       May-89      19,671          1.7%
32.               Belgium      Virgin
                                 Express      B737-400     CFM56-3C1      24271       Jun-89      17,922          1.5%
33.               Finland      Finnair        MD-82        JT8D-219       49905       Oct-90      13,239          1.1%
34.               Finland      Finnair        MD-82        JT8D-219       53245       Apr-92      14,791          1.2%
35.               France       Europe
                                 Airpost      B737-300QC   CFM56-3B2      24021       Nov-88      18,303          1.5%
36.               France       Aigle Azur     B737-400     CFM56-3C1      26066       Jun-92      22,107          1.9%
37.               France       Aigle Azur     B737-400     CFM56-3C1      23979       Jan-89      17,726          1.5%
38.               Norway       Braathens
                                 SAFE         B737-500     CFM56-3C1      24651       Apr-90      15,630          1.3%
39.               Iceland      Islandsflug    B737-300     CFM56-3B2      25041       Mar-91      17,240          1.4%
Sub-total                                                                                                                     44.3%
40. Europe
    (Emerging)    Hungary      Malev          B737-300     CFM56-3C1      24909       Apr-91      18,019          1.5%
41.               Hungary      Malev          B737-400     CFM56-3C1      24904       Feb-91      20,299          1.7%
42.               Turkey       Pegasus        B737-400     CFM56-3C1      24685       May-90      19,435          1.6%
Sub-total                                                                                                                      4.9%
43. Latin
      America     Brazil       TAM            Fokker 100   TAY650-15      11341       Aug-91       8,235          0.7%
44. (Emerging)    Brazil       TAM            Fokker 100   TAY650-15      11350       Apr-92       8,909          0.7%
45.               Brazil       TAM            Fokker 100   TAY650-15      11351       Sep-91       7,869          0.7%
46.               Brazil       TAM            Fokker 100   TAY650-15      11320       Apr-91       7,653          0.6%
47.               Brazil       TAM            Fokker 100   TAY650-15      11322       Jun-91       8,183          0.7%
48.               Brazil       Nordeste       B737-500     CFM56-3C1      26067       Jun-92      18,284          1.5%
49.               Brazil       Varig          B737-300     CFM56-3C1      24834       Jun-90      18,095          1.5%
50.               Columbia     Avianca        B757-200     RB211-535E4    26152       Aug-92      30,330          2.6%
Sub-total                                                                                                                      9.0%
51. North
      America     Canada       Air Canada     A320-200     CFM56-5A1        403       Dec-93      24,859          2.1%
52.  (Devoloped)  Canada       Air Canada     B767-300ER   PW4060         24947       Mar-91      45,543          3.8%
53.               Canada       Air Canada     B767-300ER   PW4060         24999       Feb-91      48,973          4.1%
54.               USA          BAX Global     DC8-71F      CFM56-2C1      46064       Mar-92      10,280          0.9%
55.               USA          Delta          B737-300     CFM56-3B1      23345       Jul-85      13,280          1.1%
56.               USA          Frontier       B737-300     CFM56-3C1      24856       Aug-90      18,803          1.6%
57.               USA          Frontier       B737-300     CFM56-3B2      26440       Mar-92      18,821          1.6%
58.               USA          Frontier       B737-300     CFM56-3B2      26442       May-92      18,564          1.6%
Sub-total                                                                                                                     16.7%
59. Off-Lease                  AOG (2)        MD-82        JT8D-219       49931       Aug-90      14,566          1.2%
60.                            AOG (2)        MD-82        JT8D-219       49932       Sep-90      13,656          1.1%
61.                            AOG (1)        DC8-71F      CFM56-2C1      46040       Mar-91       9,912          0.8%
Sub-total                                                                                                                      3.2%

                                                                                               ------------------------------------
        Total                                                                                  1,189,371         100.0%      100.0%
                                                                                               ====================================

1.   This DC8-71F aircraft was redelivered from AIIL in March 2003.
2. The two MD-82 aircraft off lease were repossessed from Vanguard Airlines Inc. in October 2002.

                                                                       Item 24



                                POWER OF ATTORNEY

         Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in- Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.



Dated: 24 July 2002                               /s/ G. Adrian Robinson
                                                  -------------------------
                                                  G. Adrian Robinson

                                                  Witness: /s/ B. C. Robins
                                                          -----------------

Dated: 24 July 2002                               /s/ Peter Sokell
                                                  -------------------------
                                                  Peter Sokell

                                                  Witness: /s/ B. C. Robins
                                                          -----------------

Dated: 24 July 2002                               /s/ Kenneth N. Peters
                                                  -------------------------
                                                  Kenneth N. Peters

                                                  Witness: /s/ B. C. Robins
                                                          -----------------

Dated: 24 July 2002                               /s/ M. John McMahon
                                                  -------------------------
                                                  M. John McMahon

                                                  Witness: /s/ B. C. Robins
                                                          -----------------

Dated: 9 August 2002                              /s/ Sean Brennan
                                                  -------------------------
                                                  Sean Brennan

                                                  Witness: Marian Kennedy
                                                          -----------------